PARAMOUNT RESOURCES LTD.
Calgary, Alberta

August 4, 2006

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNOUNCES DEBT FINANCING

Paramount Resources Ltd. has entered into an engagement agreement with UBS Securities LLC ("UBS") pursuant to which UBS will act as sole arranger, bookrunner and syndication agent to arrange a Term Loan B Facility (the "Facility") on an uncommitted basis for Paramount in the aggregate principal amount of up to US$150 million. Paramount intends to use the Facility to reduce indebtedness under its existing revolving credit facility and for general corporate purposes. The Facility is expected to be available to Paramount on or about August 25, 2006 and will be drawn down in full at closing.

The Facility is expected to have a six year term and the interest rate will be set upon finalization of the ratings process and completion of the syndication process. The Facility is intended to be fully syndicated to institutional investors located primarily in the United States and will be secured by a pledge of Paramount's common shares of North American Oil Sands Corporation (the "NAOSC Shares"). There is expected to be no scheduled amortization of the Facility prior to maturity. It is expected that the Facility will be required to be prepaid with 100% of the net proceeds received from any sale or other disposition of all or any part of the NAOSC Shares.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount holds securities in North American Oil Sands Corporation and Trilogy Energy Trust as well as a 100% working interest in certain oil sands leases in the Surmont area of Alberta. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

Paramount Resources Ltd.
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994

Forward-Looking Statements Advisory

This news release contains statements concerning the closing of the Facility and the expected timing thereof, the proceeds available under the Facility and the use thereof and the terms of the Facility or other information or statements about future events, conditions, results of operations or performance that may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the debt markets in the United States of America, the credit ratings assigned to Paramount and its debt, including indebtedness under the Facility, and the overall financial and operational performance of Paramount.

The forward-looking statements or information contained in this news release are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.